UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization, pursuant to Article 12 of CVM Instruction No. 358/02, announces that it has received, yesterday, correspondence from Goldentree Asset Management LP, with the following information:

“New York, New York — U.S.A., January 30, 2020

OIS.A. - In Judicial Reorganization

Rua Humberto de Campos, 425 - 8° floor

Leblon - Rio de Janeiro

RJ, Brazil - 22430-190

Attn.: Mrs. Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Ref: Disclosure of significant ownership interest in OI S.A. — In Judicial Reorganization

Dear Sirs,

Goldentree Asset Management LP, investment advisor of Goldentree Asset Management Lux Sarl, enrolled in the Brazilian Legal Entities Taxpayers Registry (“CNPJ/ME”) under the No. 23.384.203/0001-24, and its related entities and individuals (“Goldentree”), in their capacity as discretionary investment management (administradora de carteiras) outside Brazil, in compliance with the Article 12 of the CVM Instruction No. 358, dated January 3, 2002, as amended (“CVM  Instruction  358”), hereby submits, respectfully, the below information, given the fact that discretionary investment management clients outside Brazil and its affiliates under their administration have reduced their ownership interest, reaching approximately 9.8% of all common shares issued by Oi S.A. - In Judicial Reorganization (“Company”), which corresponds to, currently, (i) 425,961,661 common shares; and (ii) 141,521,115 common shares in form of 28,304,223 American Depositary Shares; corresponding to a total of 567,482,776 common shares of the Company (“Trade”).

The Trade does not involve a change in the composition of corporate control or a specific change in the management structure of the Company other than within the rules of the approved judicial recovery plan and ongoing exercise of voting rights arising out of the shares held. Currently there is no specific percentage of the shares that we intend to buy or sell and we may carry out additional purchases or sales. No other related entities of Goldentree hold any interest in the Company. Except for the Warrants, there are no other securities, including convertible debentures, already held, directly or indirectly, by Goldentree, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which Goldentree is a party.

Please do not hesitate to contact us should you need any further clarifications. For any matters relating to this letter, please contact Citibank Distribuidora de Títulos e Valores Mobiliários S.A. in Brazil, enrolled in the CNPJ/ME under No. 33.868.597/0001-40.

Please do not hesitate to contact us should you need any further clarifications.

Very truly yours,

Goldentree Asset Management LP

(and related entites/individuals e entidades coligadas e pessoas vinculadas)

Peter Alderman

Vice President”

Rio de Janeiro, January 30, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer